UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            WESTERN GOLDFIELDS, INC.
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                                (Name of Issuer)


                     Common Stock $0.01 par value per share
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                         (Title of Class of Securities)


                                   95828P 10 4
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                                 (CUSIP Number)


                                  Andrew Myers
             43 North Audley Street, London, W1K 6WH, United Kingdom
                                +44 207 493 9116
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February 13, 2006
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            (Date of Event which Requires Filling of this Statement)

                                  SCHEDULE 13D

                              CUSIP No. 95828P 10 4


CUSIP No.                               13D                  Page    of    Pages

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1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        LATITUDE RESOURCES PLC
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2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [ ]
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3.      SEC Use Only


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4.      Source of Funds: OO


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5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [ ]


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6.     Citizenship or Place of Organization

       England & Wales
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Number of         7.      Sole Voting Power          8,249,999 shares (1)(2)
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power     8,249,999 shares (1)(2)
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power

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11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        8,249,999 shares (1)(2)
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12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions) [ ]

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13.     Percent of Class Represented by Amount in Row (11)

        13.81% based on 59,743,051 shares outstanding as of February 28, 2006
        (1)(2)
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14.     Type of Reporting Person (See Instructions)

        CO
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(1)      This includes 2,500,000 warrants over shares which are currently exercisable.

(2) This includes 333,333 shares, along with 166,666 warrants and 250,000 options which are currently exercisable held by the Reporting Person's Chief Executive Officer as specified in Item 5 below as to which the Reporting Person disclaims beneficial ownership.

         This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on May 13, 2005 by Latitude Resources plc (f/k/a Latin American Copper plc) (the "Reporting Person"), relating to the Reporting Person's beneficial ownership of shares of common stock, $0.01 par value per share (the "Common Stock") of Western Goldfields, Inc., an Idaho corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1575 Delucchi Lane, Suite 116 Reno, Nevada 89502

The following amendments to Items 2 and 5 are hereby made.

Item 2. Identity and Background.

Item 2 (a) - (c) of the Schedule 13D is amended to read as follows.

(a)-(c) The name of the person filing this statement is Latitude Resources plc (and the officers, directors and control persons of Latitude Resources plc listed on Schedule I), hereinafter sometimes referred to as the "Reporting Person."

         The principal office of Latitude Resources plc is 43 North Audley Street London W1K 6WH United Kingdom. Latitude Resources plc is a Mineral Exploration and Finance company.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended to read as follows.

         (a) See Rows 11 and 13 of the Cover Pages. On February 13, 2006, Martyn Konig, the Reporting Person's Chief Executive Officer purchased 333,333 shares of Common Stock at a price of $0.30 per share and 166,666 warrants to purchase shares of Common Stock at a price of $0.45. Also on February 13, 2006, Mr. Konig was appointed a non-executive director of the Issuer and in connection therewith was granted options over 750,000 shares of Common Stock of the Issuer at an exercise price of $0.34, exercisable in three equal annual amounts commencing on the date of approval of the shareholders of the Issuer. The Reporting Person disclaims beneficial ownership of such shares of Common Stock.

         (b) See Rows 7 through 10 of the Cover Pages. The Reporting Person has the power to vote or direct the vote and the power to dispose or to direct the disposition of the shares of Common Stock reported by it in Item 5(a), except, as indicated in Item 5(a), for certain shares of Common Stock owned and controlled by Mr. Konig.

         (c) none, except as described in Item 5(a) with respect to Mr. Konig.

         (d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock reported in Item 5, except for certain shares owned and controlled by Mr. Konig as described in Item 5(a).

         (e) Not applicable.

                                   SCHEDULE 1

 With the exception of Ivan Garrido de la Barra, who is a citizen of the Republic of Chile, each person listed in Schedule I hereto is a citizen of the United Kingdom.

             Directors and Officers of Latitude Resources plc;

                                Name and Position


                              Principal Occupation


                           Principal Business Address

Barry Donald Rayment, Chairman

Geologist

645 Sleepy Hollow Lane
Laguna Beach
California 92651
USA

Martyn Konig, Chief Executive Officer

Company Director

43 North Audley Street, London W1K  6WH,United Kingdom

Sally Joy Schofield, Chief Operating Officer

Geologist

43 North Audley Street, London W1K 6WH, United Kingdom

Ivan Garrido de la Barra, Managing Director (Chile)

Geologist

Guardia Viega 181, office 305
Providencia
Santiago, Casilla 16155-9
Chile


Jonathan David Rowland, Non executive Director

Company Director

43 North Audley Street, London, W1K 6WH, United Kingdom

David Whitehead, Non Executive Director

Company Director

Glebe
Kinvara
Co Galway
Ireland

Andrew Myers

Company Secretary

43 North Audley Street, London, W1K 6WH, United Kingdom


                                   Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 9, 2006

                         By: /s/ Martyn Konig
                             -------------------------------
                            Title: Chief Executive Officer